March 3, 2017

U.S. Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File No. 333-215120

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust (the "Registrant"), a Delaware statutory trust, we hereby file an amended registration statement under the Securities Act of 1933 on Form N-14.

Subject to shareholder approval and pursuant to an Agreement and Plan of Reorganization, it is anticipated that the Sandalwood Opportunity Fund ("Target Fund"), a series of the Registrant will transfer all of its assets and liabilities to Deer Park Total Return Credit Fund ("Survivor Fund"), also a series of the Registrant, in exchange for shares of the Survivor Fund (the "Reorganization"). Immediately after the transfer of the Target Fund's assets and liabilities, the Target Fund will make a liquidating distribution to its shareholders of the Survivor Fund's shares so received, so that a holder of shares in the Target Fund at the time of the Reorganization will receive a number of shares of the Survivor Fund with the same aggregate value as the shareholder had in the Target Fund immediately before the Reorganization.

Please direct comments to Andrew Davalla at 614-469-3353 or JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Andrew Davalla